DATE

NAME
ADDRESS
CITY, STATE ZIP

Re: Respironics, Inc. Stock Options and Restricted Shares

Dear NAME:

As announced on December 21, 2007, Respironics has entered into an agreement to be acquired by a subsidiary of Koninklijke Philips Electronics N.V. (“Philips”). Following the acquisition, 100% of the stock of Respironics will be owned by Philips. This letter contains information about your Respironics stock options and restricted shares and alerts you to upcoming mailings you will receive if you own Respironics shares.

The Tender Offer and the Merger

You have the ability to sell your shares to Philips in a process known as a “tender offer” (“Tender Offer”). In the Tender Offer, each Respironics shareholder can sell their Respironics shares to Philips at a price of $66.00 per share, minus any applicable withholding taxes (the “Offer Price”). The Tender Offer commenced on January 3, 2008 and is scheduled to expire on February 1, 2008, but may be extended by Philips beyond that date.

If you elect not to sell your Respironics shares in the Tender Offer and more than 50% of the total outstanding shares of stock of Respironics are sold to Philips by other shareholders in the Tender Offer, your Respironics shares will automatically be cashed out in a merger that will follow the completion of the Tender Offer. Whether you tender your Respironics shares in the Tender Offer or wait and have your Respironics shares cashed out in the subsequent merger, you will receive the same price for your Respironics shares – the Offer Price.

The Respironics Board of Directors has unanimously approved the acquisition (including both the Tender Offer and the merger) and recommends that Respironics shareholders tender their Respironics shares to Philips in the Tender Offer.

Your Stock Options or Restricted Stock – What you need to do:

•	You will receive a letter shortly from National Financial, a subsidiary of Fidelity Investments, with instructions on how to tender your shares to Philips at the Offer Price. Please watch for this letter and read it carefully. This letter will provide specific instructions on the Tender Offer process and actions that you must take to tender any Respironics shares that you own.

•	Once Philips purchases more than 50% of Respironics stock, all of your unexercised stock options (vested and unvested) and unvested restricted shares will be paid to you in cash. The amount you receive will be equal to:

	-	stock options: the difference between the Offer Price and the option grant price;
	-	restricted shares: the Offer Price.

The cash you receive will be deposited into your individual brokerage account at Fidelity Investments.

We will continue to provide you with updated information as it becomes available. In the interim, if you have any questions, please contact our stock plan administrator, Fidelity Investments, at 1-800-835-5095.

Sincerely,

Kathy Dober
Director, Compensation and Benefits

RESPIRONICS, INC.
1010 Murry Ridge Lane • Murrysville, PA 15668